Exhibit 99.2

©2022 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Fourth Quarter & Full Year 2021 Earnings Conference Call Supporting Slides February 15, 2022

©2022 Kornit Digital. All rights reserved. SAFE HARBOR 2 This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 25 , 2022 , including the Risk Factors set forth therein , and, when it is filed with the SEC (which is anticipated to occur in March 2022 ), the Company’s upcoming annual report on Form 20 - F covering the year ended December 31 , 2022 , including the Risk Factors set forth therein , completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

© 2022 Kor nit Digital. All rights reserved. Ronen Samuel CEO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev ON TODAY’S CALL Andrew Backman Global Head of IR

©2022 Kornit Digital. All rights reserved. BUSINESS HIGHLIG H T S 4 RONEN SAMUEL Chief Executive Officer

©2022 Kornit Digital. All rights reserved. ENDING AN EXCELLENT YEAR ENTERING ONE OF THE BUSIEST, MOST EXCITING YEARS IN OUR HISTORY

©2022 Kornit Digital. All rights reserved. 6 PIVOTAL YEAR • Outstanding execution across the board • Over 65% year - over - year revenue growth • Shipped large number of mass production systems, fueling growth of recurring revenues for years to come • Systems sales grew over 100% • Recurring consumables and service revenues grew over 30% • Delivered extraordinary operating margin, while continuing investing in business • Unveiled 4.0 strategy, laid foundation for future growth of Kornit X • Strengthened organization with outstanding talent • Utilized balance sheet for smart inorganic innovations

R E C ORD Q42021 • Exceeded high - end of top line guidance ©2022 Kornit Digital. All rights reserved. • Revenue of $87.5 million, net of $7.9 million in warrants related to a global strategic account. • Exceptional peak season • Gross margin expansion vs. Q420 • Operating margin in - line with guidance • Ended quarter with strong backlog and robust pipeline across regions • EMEA business growing strongly, with remarkable strategic projects • Encouraging signs in Asia, strongest quarter ever • One of best quarters ever for net new accounts in Americas • Tremendous growth activities with global strategic account

STARTING 2022 WITH OUTSTANDING MOMENTUM


SELF
EXPRESSION


EVERYTHING
MUST
BE SOLD!
RETAIL
MELTDOWN


E-COM KEEPS
ACCELERATING

- Mega trends intensifying in magnitude
- Digital fashion and apparel outpacing overall e-comm growth
- Brands, designers, creators all looking to monetize digital traffic
- Traditional supply chains completely broken and unreliable
- Transformation to digital on-demand sustainable production accelerating
- Kornit best positioned to deliver on massive needs, as well as connect virtual and physical worlds

©2022 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

STARTING 2022 WITH OUTSTANDING MOMENTUM • Strong backlog of orders for ATLAS MAX, upgrades throughout 2022 and into 2023 • Atlas Poly will be a game - changer, unleashing massive untapped demand • QUEST and Konnect software releases • Unveiling next generation DTG platform in 2H22, changing industry balance for short - run mass production traditionally untapped by digital • TESOMA acquisition further empowers end - to - end production process with further automation and quality ©2022 Kornit Digital. All rights reserved.

PLAN TO TAKE KORNIT X TO AN ENTIRELY NEW LEVEL • Scaling Global Fulfillment Network (GFN) • Investing in tech layers of the platform • Enriching our front - end offering • Striking strategic alliances with mega - demand generators 10 ©2022 Kornit Digital. All rights reserved.

©2022 Kornit Digital. All rights reserved. APRIL 11 M A Y CONNECTING THE VIRTUAL AND PHYSICAL WORLDS, IN THE FAST - APPROACHING ERAS OF WEB 3 . 0 AND THE METAVERSE

©2022 Kornit Digital. All rights reserved. KORNIT HAS NEVER BEEN IN A STRONGER POSITION • Fundamentals are excellent • Market opportunity is endless • Competitive position is unmatched • Extremely confident in ability to meet $1B revenue goal by 2026, if not before 12

©2022 Kornit Digital. All rights reserved. FINANCIAL HIGHLIG H T S ALON ROZNER Chief Financial Officer 13

QUARTERLY AND ANNUAL REVENUES • Q4 revenue of $87.5 million, net of $7.9 million non - cash warrant impact vs. $72.3 million in prior year • Strong quarter for systems; record quarter for service and consumables • Service revenue of $11.6 million; 13.2% of total revenue • 10 largest accounts represented 56.0% of revenues compared to 62.1% in prior year quarter • Record quarter and a record year for both EMEA and APAC, and a record year for the Americas 193 .3 2020 2021 Full Year Revenues (M$) 322.0 2 8 .4 2020 2021 Full Year Service Revenues (M$) 39.4 63% 30% 7 % Q4/21 Revenue by Region Americas EMEA Asia Pacific 14 ©2022 Kornit Digital. All rights reserved.

GROSS MARGIN

- Q4 Non-GAAP gross margins, net of the impact of the warrants, came in at 49.6%
- We expect Gross Margins to improve longer-term given:
  - Ongoing shift to higher mix of mass production systems
  - Profitability leverage in our growing recurring consumables business
  - Operational efficiencies and margin improvement in services business
  - Acceleration of KornitX and other software-driven initiatives


GM (%)
48.2%
46.7%
2020
2021

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©2022 Kornit Digital. All rights reserved.
Kornit Digital
bonding matters

LOOKING AT THE SUPPLY CHAIN • Confidence in our ability to deliver on our commitments for the balance of 2022 and into 2023 • Macro pressures have increased cost in certain areas • Been able to mitigate some of this impact through cost reduction projects and securing raw materials and production slots well in advance 16 ©2022 Kornit Digital. All rights reserved.

OPEX

Non GAAP Operating Expenses (% of Revenue)		
	Q4 2021	Q4 2020
Research & Development	13.8%	12.1%
Sales & Marketing	18.9%	14.2%
General & Administrative	11.0%	9.2%
Total Operating Expenses	43.8%	35.5%

- We will continue to invest in the business in 2022, as we see vast opportunities for growth that will lead to long-term acceleration in revenues
- R&D was up due to continued investments in production floor innovations and NPIs
- Sales and Marketing expenses increase was due to the continued expansion of our go-to-market capabilities, gearing up lead-generation and customer facing activities in advance to the exciting NPI's
- General and Administrative expenses increase was due to continued staffing and other investments to support the overall business infrastructure, including investments in IT and data management as we move to our new ERP system

17
©2022 Kornit Digital. All rights reserved.
Kornit Digital bonding matters

18 QUARTERLY AND ANNUAL PROFITABILITY Q4 2021 Q4 2020 Non - GAAP Operating Income (Loss) $5.1 $11.8 Non - GAAP Net Income (Loss) $6.4 $11.5 Non - GAAP Diluted EPS $0.13 $0.24 GAAP Net Income (Loss) $1.0 $5.9 GAAP Diluted EPS $0.02 $0.12 Adjusted EBITDA $1 4. 6 $14.5 9.0 2020 $ in millions except per share amounts 2021 Non - GAAP Net Income (M$) 36.1 9.1 2020 ©2022 Kornit Digital. All rights reserved. 2021 Non - GAAP EBITDA (M$) 36.0 5.2 2020 2021 Non - GAAP Operating Profit (M$) 30.3

BALANCE SHEET AND CASH FLOW

Balance Sheet

	Q4 2021	Q3 2021	Q4 2020
Cash, Deposits & Marketable Securities	$798.1	$457.5	$435.9
Accounts Receivable	$49.8	$49.9	$51.6
Inventory	$63.0	$55.3	$52.5
Trade Payable	$47.6	$30.6	$32.0
Net Working Capital	$678.5	$388.9	$387.9

$ in millions

Cash from Operating Activities ($M)



52.5
32.4
2020
2021

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©2022 Kornit Digital. All rights reserved.

Q1 2022 GUIDANCE • For the first quarter of 2022, the Company expects revenue to be in the range of $87 million to $91 million • NON - GAAP operating income to be in the range of 7% to 9% of revenue • EBITDA Margins to be in the range of 9% to 11% • Expects higher operating margins in the second, third, and fourth quarters of 2022 versus the first quarter, and operating margins in the second half quarters to be in the mid - teens • Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter 20 ©2022 Kornit Digital. All rights reserved.

Q4 2021 WARRANTS IMPACT 21 ©2022 Kornit Digital. All rights reserved.

ANNUAL WARRANTS IMPACT FY Net of W a r ra nts Impact 2021 W a r ra nts Impact FY Net of W a r ra nts Impact 2020 W a r ra nts Impact Revenue Non - GAAP Gross Margin Non - GAAP Operating Margin Non - GAAP Net Margin Non - GAAP Diluted Earnings Per Share $322 . 0M 48.2% 9.4% 11.2% $0.74 $25 . 4M 3.8% 6.6% 6.5% $0.51 $193. 3 M 46.7% 2.7% 4.7% $0.21 $5.4M 1.4% 2.6% 2.5% $0.12 22 ©2022 Kornit Digital. All rights reserved.

OUR VISION CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND E X PRESS THEIR ID E NTITIE S , ON E IMPR E SSI O N A T A TIME THANK YOU Q&A